Exhibit 99.7

NICE Actimize Cited for 'Most Innovative Use of Technology' for 3rd
Year in a Row by 2017 Fund Technology and Wall Street Letter Awards

NICE Actimize Holistic Surveillance technology once again singled out for innovation

Hoboken, NJ – February 23, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, was presented this month with the "Most Innovative Use of Technology" award from Fund Technology, a publication of Pageant Media, for the third year in a row.

Now in its sixth year, the 2017 Fund Technology and WSL Awards has expanded its focus and now recognizes the efforts of technology providers, data specialists and exchanges toward exceptional customer service and innovative product development across the needs of the wider asset management community, including mutual funds. The panel of judges included industry subject matter experts and publication editors who reviewed hundreds of submissions across 39 award categories.

"This year we saw many qualified finalists in the awards; our judges were happy to again recognize NICE Actimize for its contributions in the sector as increased concern turns towards compliance software for financial services," said Emily Sakamoto, Editor, Fund Technology, Pageant Media. "We look forward to continuing to honor leaders in the asset management community who provide the technological underpinnings for the mutual fund industry."

"Asset managers face unique challenges related to insider dealing, automated trading and conflicts of interest. Our ability to correlate communications and trade data enables asset managers to address these challenges, safeguard their customer assets, and protect their reputation," said Joe Friscia, President, NICE Actimize. "We are honored that Pageant Media has once again recognized NICE Actimize's commitment to innovation and our Holistic Surveillance technology."

For more information on NICE Actimize's Holistic Surveillance solutions please visit our website, by clicking here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:

Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.